中策集團有限公司
China Strategic Holdings Limited

鴻圖道51號保華企業中心8樓
. Centre, 51 Hung To Rd.,
;, Kowloon, Hong Kong.
352) 2372 0130
352) 2537 6591

02002880

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

1st February, 2002

SEC MAIL PROCESSING
RECEIVED
FEB 04 2002
WASH, D.C. SECTION
354

BY COURIER

<u>Re: China Strategic Holdings Limited – File No. 82-3596</u>

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Form D2 dated 25th January, 2002; and
2. Announcement dated 29th January, 2002 in relation to the resignation of director.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited

Catherine Tse
Secretary

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Encl.

CT/DT/CSH

c.c. Ms. Irene Cheng of Hong Kong Securities Clearing Company Limited
(w/o enclosures)

Hong Kong iMail
30th January, 2002

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of China Strategic Holdings Limited (the "Company") announces that Mr. Tang Wei, Donald ("Mr. Tang") has resigned as an independent non-executive director of the Company with effect from 25th January, 2002.

The Board extends its appreciation to Mr. Tang for his past contribution to the Company.

By Order of the Board
Lien Kait Long
Executive Director

Hong Kong, 29th January, 2002

Sing Pao Daily News
30th January, 2002

中策集團有限公司

(於香港註冊成立之有限公司)

辭任獨立非執行董事

中策集團有限公司（「本公司」）董事會（「董事會」）宣佈唐偉先生（「唐先生」）於二零零二年一月二十五日辭任本公司之獨立非執行董事。

董事會就唐先生過去對本公司所作出的貢獻深表謝意。

承董事會命
執行董事
連克農

香港，二零零二年一月二十九日

CR

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

SEC MAIL PROCESSING RECEIVED FEB 0 4 2002 WASH, D.C. 354 SECTION

Company Number 公司編號

29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Type of Change 更改事項

*☑ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

*☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Tang (唐)	Wei, Donald (偉)

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P353376(3)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
25	01	2002	

Date 日期

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kwoloon
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED 3 1 -01- 2002 公司註冊處(行政組) COMPANIES REGISTRY (Administration Section)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **29649**

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
	DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(**Lien Kait Long**) Date 日期： **25th January, 2002**

Director (董事)

** Delete whichever does not apply 請刪去不適用者*